[redacted]

10026664

UNITED STATES
CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 02 2010

Washington, DC 105

SEC FILE NUMBER
8- 67473

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TriCor Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7201 W. Lake Mead Blvd., Suite 114
(No. and Street)

Las Vegas	NV	89128
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank Aguilar — 702-254-1263 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 West Olympic Blvd., Suite 875	Los Angeles	CA	90064
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frank Aguilar, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TriCor Financial, LLC, as of December 31, 2009, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Notary Public State of Arizona
Maricopa County
K M Bies
My Commission Expires 01/20/2014

Signature

President Chief Compliance Officer

Title

1/20/2011

Notary Public

Maricopa County

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of **Cash Flows.**
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2009

TRICOR FINANCIAL, LLC

CONTENTS

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT AUDITOR

Members
TriCor Financial, LLC

I have audited the accompanying statement of financial condition of TriCor Financial, LLC, as of December 31, 2009 and related statements of operations, changes in member's equity and cash flows for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of TriCor Financial, LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards the generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of TriCor Financial, LLC as of December 31, 2009 and the results of its operations, changes in member's equity and cash flows for the year then ended in conformity with the United States generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Yafeh, CPA

Los Angeles, California
February 9, 2010

TRICOR FINANCIAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

Assets

Cash and cash equivalents	$ 42,175
Deposit with clearing organization	50,000
Commissions receivable	16,591
Prepaid insurance	4,250
Total Assets	$113,016

Liabilities and Member's Equity

Liabilities	
Accounts payable and accrued expenses	$ 21,282
Commissions payable	20,260
Total Liabilities	41,542
Member's Equity	71,474
Total Liabilities and Member's Equity	$113,016

See accompanying notes to financial statements

TRICOR FINANCIAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues	
Commissions income	$ 2,039,308
Total Revenues	2,039,308
Expenses	
Commissions, trading fees, and floor brokerage	1,375,276
Insurance	18,191
Licenses & permits	43,821
Management fees	577,215
Professional fees	50,246
Transaction costs	59,149
Other operating expenses	215,670
Total Expenses	2,339,568
Net (Loss)	$(300,260)

See accompanying notes to financial statements

TRICOR FINANCIAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Member's Equity
December 31, 2008, Balance	$ 371,734
Net (loss)	(300,260)
December 31, 2009, Balance	$ 71,474

See accompanying notes to financial statements

TRICOR FINANCIAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities:	
Net (loss)	$(300,260)
Adjustments to reconcile net (loss) to net cash (used in) operating activities:	
Commissions receivable	(5,198)
Receivable from related parties	213,947
Other assets	937
Accounts payable and accrued expenses	12,760
Commissions payable	1,453
Net cash and cash equivalents (used) in operating activities	(76,361)
Cash flows from investing activities:	0
Cash flows from financing activities:	0
Net (decrease) in cash and cash equivalents	(76,361)
Cash and cash equivalents at beginning of year	118,536
Cash and cash equivalents at end of year	$ 42,175

Supplemental disclosure of cash flow information:
Cash paid during the period for:

Interest	$ 0
Income taxes	$ 0

See accompanying notes to financial statements

TRICOR FINANCIAL, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 1 – GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

TriCor Financial, LLC (the "Company) was organized in the State of Nevada on July 14, 2006 as a Limited Liability Company. On May 14, 2007, the Company began operations as a broker/dealer. The Company is registered as a broker/dealer with the Securities and Exchange commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investors Protection Corporation ("SIPC").

The Company is engaged in the business as a securities broker/dealer, which comprises several classes of services, including financial, investment and retirement planning products and services. The Company is authorized to sell private placements of securities on a best efforts basis.

The Company is a wholly-owned subsidiary of TriCor Financial Services, Ltd. (the "Parent"), and is affiliated through common ownership to TriCor Insurance Services, LLC ("TIS") and TriCor Advisory Services, LLC ("TAS").

The Company does not hold customer funds or securities and conducts business on a fully disclosed basis, where by all transactions are cleared by another broker/dealer and accordingly, is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k) (2) (ii).

In the normal course of business, the Company's customer activities involve the execution and settlement of various customers' securities and financial instrument transactions. Their activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contractual obligations.

Summary of Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

For the purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

NOTE 1 – GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Receivable from brokers, dealers and clearing organizations represent commissions earned on security transactions, which are recorded on a trade date basis. Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probably uncollectible accounts are immaterial.

Revenues earned from investment management services are accrued when earned. Securities transactions and the related income and expenses, are recorded on a trade date basis for the Company's customers.

The Company is treated as a disregarded entity for federal tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. There is not state corporate income tax or franchise tax in Nevada.

NOTE 2 – DEPOSIT HELD AT CLEARING FIRM

The Company has a brokerage agreement with National Financial Services, LLC ("Clearing Broker") to carry its account and the accounts of its customers as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for securities sold short or securities purchased on margin. The balance at December 31, 2009 is $50,000.

NOTE 3 - INCOME TAXES

The Company is treated as a disregarded entity for federal tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal income taxes is included in these financial statements.

NOTE 4 – RELATED PARTY TRANSACTIONS

As discussed in the General and Summary of Significant Accounting Policies (Note 1), the Company is affiliated with TIS and TAS through common ownership. TIS and TAS are the general partners and investment advisors to various investment funds ("the Fund"). The Company earns commissions for introducing the Funds' securities transactions.

NOTE 4 – RELATED PARTY TRANSACTIONS – (Continued)

The Company has entered into an expense sharing agreement with the Parent during the year. The terms of this agreement provide that all overhead expenses incurred are paid by the Parent and reimbursed by the Company. Overhead expenses, as defined by the agreement, shall include rent, salaries and wages of directors, employees and agents of the company, and various other operating costs incurred in the ordinary course of the Business. During the year ended December 31, 2009 total expenses allocated from the Parent were $577,215, which is reflected as management fees on the Statement of Income.

NOTE 5 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various brokerage activities in which counter-parties primarily include broker/dealers, banks and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

NOTE 6 - NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1, which also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2009 the Company had net capital of $67,224 which was $62,224 in excess of its required net capital of $5,000; and the Company's percentage of aggregate indebtedness to net capital was 53%.

TRICOR FINANCIAL, LLC
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2009

Computation of Net Capital

Members' equity	$ 71,474
Non allowable assets:	
Prepaid insurance	(4,250)
Net Capital	$ 67,224

Computation of Net Capital Requirements

Minimum net capital required 6-2/3 of total liabilities	$ 2,769
Minimum dollar net capital required	$ 5,000
Net capital required (greater of above amounts)	$ 5,000
Excess Net Capital	$ 62,224
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 63,641

Computation of aggregate indebtedness

Total liabilities	$ 41,542
Percentage of aggregate indebtedness to net capital	53%

Reconciliation

The following is a reconciliation at December 31, 2009 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 17a-5(d)(4).

Unaudited net capital computation	$ 92,362
Unrecorded liabilities	(9,191)
(Decrease) in cash	(15,947)
Audited net capital computation	$ 67,224

See accompanying notes to financial statements

TRICOR FINANCIAL, LLC
Schedule II – Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2009

A computation of reserve requirement is not applicable to TriCor Financial, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

TRICOR FINANCIAL, LLC
Schedule III – Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2009

Information relating to possession or control requirements is not applicable to TriCor Financial, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

Part II
Report of Independent Auditor
on Internal Accounting Control Required by SEC Rule 17a-5

Member
TriCor Financial, LLC

In planning and performing my audit of the financial statements and supplemental schedules of TriCor Financial, LLC (the "Company") for the year ended December 31, 2009, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member
TriCor Financial, LLC

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Joseph Yafeh, CPA
Los Angeles, California
February 9, 2010

Joseph Yafeh, CPA
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles, CA 90064
310-477-8150 Fax 310-477-8152

Part III
SIPC Supplemental Report Pursuant to SEC Rule 17a-5(e)(4)

Members
TriCor Financial, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by TriCor Financial, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC solely to assist you and the other specified parties in evaluating TriCor Financial, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T).

TriCor Financial, LLC's management is responsible for the TriCor Financial, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries *to the check register and compared to the copy of the cancelled check* dated August 5, 2009 noting no differences.

2. Reviewed the completed form SIPC-7T - Determination of "SIPC Net Operating Revenues" and General Assessment form as follows:
   a. Compared Item No. 2a Total Revenue for the year ending December 31, 2009 to the Focus Report line 12/Part IIA line 9, Code 4030 and Item No. 2c (9)(i) total interest expense to the Focus Report line 22/Part IIA line 13, Code 4075 noting differences. See page 16.
   b. Compared Item No. 2c Deductions to the transaction reports (general ledger activity) for the year ending December 31, 2009 noting differences. See page 16.
   c. Reviewed computation of Item No. 2d SIPC Net Operating Revenues and Item No. 2e General Assessment noting differences. See page 16.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting differences. See page 16.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers as noted in section 2 above noting no differences.

Member
TriCor Financial, LLC

SIPC Supplemental Report page 2

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Joseph Yafeh, CPA
Los Angeles, California
February 9, 2010

TRICOR FINANCIAL, LLC
REVIEW OF THE SIPC FORM 7T COMPUTATION
RULE 17A-5(e)(4)
DECEMBER 31, 2009

Comparison	Per SIPC 7T Unaudited	Per SIPC Audited	Difference
Total Revenue (line 2a)	$ 1,681,111	$ 1,669,661	$ 11,450
Total Additions (line 2b)	0	0	0
Total Deductions (line 2c)	(165,007)	(7,570)	(157,437)
SIPC Net Operating Revenue (line 2d)	1,516,014	1,662,091	146,077
General Assessment (line 2e)	3,790	4,155	365
Total Payment (line 2B)	1,082	1,232	150
Less Prior Overpayment Applied (line 2C)	0	0	0
Assessment balance due	$ 2,708	$ 2,923	$ 215